SEC



16014533

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18027

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Corporate Center Curve, Suite 103
(No. and Street)

Eagan	MN	55121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive, Suite 135	Burnsville	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015

OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TRACY ANNE GUSTAFSON
Notary Public, State of Minnesota
My Commission Expires
January 31, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	
FINANCIAL STATEMENTS	
Statement of Financial Condition	1
Statement of Operations	2
Statement of Changes in Stockholder's Equity	3
Statement of Cash Flows	4
NOTES TO FINANCIAL STATEMENTS	5-8
SUPPLEMENTARY INFORMATION	
Schedule I, Computation of Net Capital Under Rule 15c3-1	9
Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption)	10
Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)	11
INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)	12-13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14
MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF SEC RULE 17A-5	15

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

We have audited the accompanying statement of financial condition of Planners Financial Services, Inc. (a Minnesota corporation), as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Planners Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Planners Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Planners Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer + Company

Burnsville, MN

February 1, 2016

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

	2015
ASSETS	
CURRENT ASSETS	
Cash	$ 84,659
Accounts Receivable	624
Prepaid Expenses	6,730
Prepaid Income Taxes	3,800
Marketable Securities	17,451
Total Current Assets	113,264
PROPERTY AND EQUIPMENT	
Furniture and Equipment	106,820
Less: Accumulated Depreciation	97,684
Net Property and Equipment	9,136
OTHER ASSETS	
Client List, Less Amortization of $79,000	41,000
Total Other Assets	41,000
TOTAL ASSETS	$ 163,400
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions Payable	$ 199
Accounts Payable	1,128
Accrued Payroll Taxes	128
Deferred Rent	9,235
Total Current Liabilities	10,690
DEFERRED INCOME TAXES	1,650
STOCKHOLDER'S EQUITY	
Common Stock, $1.00 Per Share, 25,000 Shares Authorized, 11,042 Shares Issued and Outstanding	11,042
Additional Paid in Capital	40,000
Retained Earnings	100,018
Total Stockholder's Equity	151,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 163,400

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

		2015
Revenues		
Commissions	$	128,189
Advisory Fees and Miscellaneous		779,212
Interest		241
Unrealized Gain on Marketable Securities		3,063
Total Revenues		910,705
Expenses		
Commissions		371,773
Salaries		352,283
Employee Health Insurance		14,629
Employee Benefit Plan		4,290
Payroll Taxes		19,472
Outside Labor		3,132
Training		1,859
Rent		57,650
Insurance		4,219
Professional Fees		7,000
Advertising		7,869
Telephone		6,912
Postage and Delivery		2,292
Books, Subscriptions, and Periodicals		596
Office Supplies		20,575
Licenses, Regulatory Fees, Dues, and Memberships		8,394
Depreciation and Amortization		16,761
Travel and Auto Expense		4,392
Repairs and Maintenance		3,120
Bank Charges		117
Total Operating Expenses		907,335
Income Before Income Taxes		3,370
Income Tax Expense		2,508
Net Income	$	862

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2014	11,042	$ 11,042	$ 40,000	$ 99,156	$ 150,198
Net Income	-	-	-	862	862
BALANCE, December 31, 2015	11,042	$ 11,042	$ 40,000	$ 100,018	$ 151,060

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

	2015
Cash Flows from Operating Activities:	
Net Income	$ 862
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation and Amortization	16,761
Unrealized Gain on Marketable Securities	(3,063)
(Increase) Decrease in Assets:	
Accounts Receivable	(284)
Prepaid Expenses	1,690
Prepaid Income Taxes	1,500
Increase (Decrease) in Liabilities:	
Commissions Payable	(619)
Accounts Payable	(128)
Accrued Payroll Taxes	(40)
Deferred Rent	(2,995)
Deferred Income Taxes	950
Net Cash Provided by Operating Activities	14,634
Cash Flows from Investing Activities:	
Purchase of Property and Equipment	-
Net Cash Provided (Used) by Investing Activities	-
Net Increase (Decrease) in Cash	14,634
Cash, Beginning of Year	70,025
Cash, End of Year	$ 84,659

See notes to financial statements.

PLANNERS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in March 1972 as a Corporation under the Laws of Minnesota.

B. Nature of Operations – The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, Arizona, Illinois, Texas, California, and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Illinois, Colorado, Arizona, and North Carolina. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts has not been established as of December 31, 2015. Based upon management's analysis of outstanding accounts receivable as of December 31, 2015 and the Company's past collection experience, an allowance is not considered necessary by management.

F. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed using the straight-line method based on useful lives of three to ten years.

   Depreciation expense was $ 4,762 for the year ended December 31, 2015.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market value of the asset to the carrying amount of the asset.

G. Client List – The Company purchased a client list and is amortizing the cost over 10 years. Amortization expense for the year ended December 31, 2015 was $ 12,000.

H. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

consist of book depreciation versus tax depreciation differences, unrealized gains on marketable securities, and differences associated with deferred rent are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2012.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management's Review – Management has evaluated subsequent events through February 2, 2016, the date which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the year ended December 31, 2015 was $ 7,869.

M. Fair Value of Financial Instruments – The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2 – MARKETABLE SECURITIES

The Company has available-for-sale marketable securities. They are recorded at fair value in the balance sheet. Fair value is calculated using the quoted price at December 31, 2015. Unrealized gain of $ 3,063 for the year ended December 31, 2015 is recorded on the statement of operations.

NOTE 3 – COMMITMENTS

The Company has a lease agreement for office space expiring January 2019. Monthly base rent ranges from $0 to $5,262 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the year ended December 31, 2015 was $ 57,650.

Minimum future lease payments as of December 31, 2015 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility
2016	$ 61,455
2017	62,264
2018	63,074
2019	5,262
	$192,055

NOTE 4 – INCOME TAXES

The Company's net deferred tax liability at December 31, 2015 consisted of:

	Federal	State	Total
December 31, 2015	$(1,000)	$(650)	$(1,650)

The components for the provision for income taxes for the year ended December 31, 2015 are as follows:

	Federal	State	Total
Deferred Tax	$600	$350	$950
Income Tax Expense	$550	$1,008	$1,558
Income Tax Expense	$1,150	$1,358	$2,508

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company has a SEP plan for all employees who meet the requirements listed in the Plan. An eligible employee may contribute a maximum of 15% of their eligible compensation or $10,000 per year. The Company matches 50% of the employee contribution up to 4% of the employee salary. Company contributions for the year ended December 31, 2015 were $ 4,290.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).
At December 31, 2015, the Company had net capital of $87,152, which was $82,152 in excess of its required net capital of $5,000. The Company's net capital ratio was .14 to 1.

NOTE 7 – SUBSEQUENT EVENTS

Subsequent to year end, the building that the Company is located in was sold to new ownership. The new landlords have made the decision to occupy the entire space and have made an agreement to end the lease around March 31, 2016, depending on new office location being ready for move in condition. The monthly base rent has been foregone for the last three months of occupying the premises. The balance of the deferred rent will be amortized off of the books during the first three months of 2016.

The employee benefit plan has been changed to a simple IRA plan effective January 1, 2016. An eligible employee may contribute up to $12,500 per year. The Company will be matching 100% of the employee contribution up to 3% of the employee salary per year.

SUPPLEMENTARY INFORMATIÓN

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

		2015
STOCKHOLDER'S EQUITY at End of Year	$	151,060
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net		9,136
Prepaid Expenses		1,738
Prepaid Income Taxes		3,800
Accounts Receivable		624
Client List		41,000
Rent Deposit		4,992
Total		61,290
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		89,770
HAIRCUTS ON SECURITIES:		
Other $17,451 NASDAQ Common Stock @ 15%		2,618
Total Haircuts on Securities		2,618
NET CAPITAL at End of Year	$	87,152
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	$	12,340
Required Percent		6.67%
Basic Capital Requirement		823
Minimum Capital Required		5,000
Excess Capital	$	82,152
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	12,340
Net Capital		87,152
Ratio of aggregate indebtedness to net capital		.14 to 1

See independent auditors' report

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(i) and does not possess, control or otherwise hold client or customer funds or securities.

PLANNERS FINANCIAL SERVICES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2015

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(i) and does not possess, control or otherwise hold client or customer funds or securities.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Planners Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Planners Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Planners Financial Services, Inc.'s management is responsible for Planners Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyer + Company

Burnsville, MN

February 1, 2016

PLANNERS FINANCIAL SERVICES, INC.

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

SCHEDULE OF ASSESSMENTS

Total Revenue	$	910,705
Deductions		86,820
SIPC Net Operating Revenues		823,885
General Assessment @ .0025	$	2,060

SCHEDULE OF PAYMENTS

Payment Date	Period		Amount
July 28, 2015	January 1, 2015 to June 30, 2015	$	1,061
February 1, 2016	July 1, 2015 to December 31, 2015		999
		$	2,060

See independent auditors' agreed upon procedures
report of assessments and payments

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Planners Financial Services, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5, in which (1) Planners Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Planners Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Planners Financial Services, Inc. stated that Planners Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Planners Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Planners Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer + Company

Burnsville, MN

February 1, 2016

Planners*Financial*Services
Registered Investment Advisers · Investment Brokers

1300 Corporate Center Curve, Suite 103
Eagan, Minnesota 55121

651-405-9000

www.plannersfinancialservices.com

Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5

January 27, 2016

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30, 2013 and effective June 1, 2014, Planners Financial Services, Inc. is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(i).

Planners Financial Services, Inc. has met the exemption provisions of paragraph 15c3-3 (k)(2)(i) throughout the period January 1, 2015 through December 31, 2015 without exception.

Planners Financial Services, Inc.



Donald McCoy
President